# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Rent the Runway, Inc., CIK 0001468327
CUSIP: 76010Y202
Title of class of securities: Class A Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 10 Jay Street, Brooklyn, New York (NY), 11201
Date of event which requires filing of this statement: 09/11/2026
Amends the filing with accession number 0001193125-25-256993
Filed by CIK 0002093897
Persons authorized to receive notices and communications: Wendy Ruberti, CHS (US) Management LLC, 550 Madison Avenue, 34th Floor, New York, New York (NY), 10022, (929) 783-1801; Michael Ellis, Proskauer Rose LLP, Eleven Times Square, New York, New York (NY), 10036, (212) 969-3000; Louis Rambo, Proskauer Rose LLP, 1001 Pennsylvania Ave. NW, Suite 600, Washington, District Of Columbia (DC), 20004, (202) 416-6800

## Reporting persons
- CHS US Investments LLC (CIK 0002093897): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 19,983,656; sole dispositive power 0; shared dispositive power 19,983,656; aggregate amount beneficially owned 19,983,656 (59.2% of the class)
- CHS GP LP (CIK 0002093898): type of reporting person: partnership (PN); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 19,983,656; sole dispositive power 0; shared dispositive power 19,983,656; aggregate amount beneficially owned 19,983,656 (59.2% of the class)
- CHS UGP LLC (CIK 0002093899): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 19,983,656; sole dispositive power 0; shared dispositive power 19,983,656; aggregate amount beneficially owned 19,983,656 (59.2% of the class)
- CHS Platform Holdings Pte. Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 19,983,656; sole dispositive power 0; shared dispositive power 19,983,656; aggregate amount beneficially owned 19,983,656 (59.2% of the class)
- CHS (US) Management LLC (CIK 0002094392): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 19,983,656; sole dispositive power 0; shared dispositive power 19,983,656; aggregate amount beneficially owned 19,983,656 (59.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.001 par value per share
Name of issuer: Rent the Runway, Inc.
Address of issuer's principal executive offices: 10 Jay Street, Brooklyn, New York (NY), 11201

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 6 of this Schedule 13D is incorporated by reference into this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) of the Schedule 13D are hereby amended and supplemented as follows:

The beneficial ownership percentages reported herein are based on 33,774,121 shares of Class A Common Stock outstanding as of September 4, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 11, 2026.

CHS US Investments directly holds 19,983,656 shares of Class A Common Stock. CHS US Management is the investment manager of CHS US Investments. CHS GP is the managing member of CHS US Investments. CHS UGP is the general partner of CHS GP. CHS UGP is a direct, wholly owned subsidiary of CHS Platform.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information set forth in the cover pages of this Schedule 13D is incorporated by reference into this Item 5(b).

Based on filings made by Nexus and Story3, the Reporting Persons believe Nexus and Story3 each have beneficial ownership of 4,274,394 shares of Class A Common Stock, or 12.7% of the Issuer's outstanding shares of Class A Common Stock. Accordingly, the Reporting Persons believe that collectively, the Reporting Persons, Nexus, and Story3 have beneficial ownership of 28,532,444 shares of Class A Common Stock, or approximately 84.5% of the Issuer's outstanding shares of Class A Common Stock. The Reporting Persons expressly disclaim the existence of, or membership in a "group" within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder with Nexus or Story3, as well as beneficial ownership with respect to any shares of Class A Common Stock beneficially owned by Nexus and Story3, and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the shares of Class A Common Stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transaction with respect to the Class A Common Stock in the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

New Credit Agreement Amendment

On September 1, 2026, the Investor Group, CHS US Management, the Issuer and the other parties thereto entered into the Third Amendment to the Amended and Restated Credit Agreement (the "Third Amendment"), which amends the New Credit Agreement. The Third Amendment establishes an incremental term loan facility in the aggregate principal amount of $10 million provided to the Issuer by APS RTR Blocker Inc., an affiliate of the Reporting Persons, Nexus, and Story3.

The foregoing description of the Third Amendment is qualified in its entirety by reference to the full text thereof, a copy of which is attached hereto as Exhibit 99.10 and incorporated herein by reference.

Rights Offering Backstop Agreement

On September 11, 2026, the Issuer announced a $15 million rights offering (the "Rights Offering"). In connection with the Rights Offering, the Investor Group entered into the Rights Offering Backstop Agreement, dated September 11, 2026 (the "Rights Offering Backstop Agreement"), pursuant to which the Investor Group agreed to purchase from the Issuer all unsubscribed shares of Class A Common Stock to be issued in connection with the Rights Offering on the terms and subject to the conditions set forth in the Rights Offering Backstop Agreement. The purchase price of the shares purchased pursuant to the Rights Offering Backstop Agreement will be the greater of (i) $3.55, which represents the volume weighted average price of the Class A Common Stock for the 15-day trading period ending on the second trading day preceding the date of the Rights Offering Backstop Agreement and (ii) the volume weighted average price of the Class A Common Stock for the 15-day trading period through and including the record date of the Rights Offering.

The foregoing description of the Rights Offering Backstop Agreement is qualified in its entirety by reference to the full text thereof, a copy of which is attached hereto as Exhibit 99.11 and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.10 - Third Amendment to Amended and Restated Credit Agreement (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed on September 1, 2026)
Exhibit 99.11 - Rights Offering Backstop Agreement (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed on September 11, 2026)

## Signatures
- CHS US Investments LLC: /s/ Alexandra Grigos, By: CHS GP LP, its managing member; By: CHS UGP LLC, its general partner, By: Alexandra Grigos, Director (09/11/2026)
- CHS GP LP: /s/ Alexandra Grigos, By: CHS UGP LLC, its general partner, By: Alexandra Grigos, Director (09/11/2026)
- CHS UGP LLC: /s/ Alexandra Grigos, Alexandra Grigos, Director (09/11/2026)
- CHS Platform Holdings Pte. Ltd.: /s/ Nicolas Debetencourt, Nicolas Debetencourt, Director (09/11/2026)
- CHS (US) Management LLC: /s/ Alexandra Grigos, Alexandra Grigos, Chief Operating Officer (09/11/2026)